Exhibit 99.1

December 6, 2016

Central Fund of Canada Limited (Symbols: NYSE MKT - CEF, TORONTO - CEF.A and CEF.U) has today released selected comparative financial information relating to net assets and results of operations for the year ended October 31, 2016.

The financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) are prepared and reported in United States (“U.S.”) dollars in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars)

	October 31,	October 31,
	2016	2015
	$	$
Assets:
Gold bullion at market	2,127,603,668	1,935,876,980
Silver bullion at market	1,343,439,255	1,202,948,931
Cash and cash equivalents	34,363,862	7,437,644
Other receivables and prepayments	337,256	310,149

Total assets:	3,505,744,041	3,146,573,704
Liabilities:
Dividends payable	2,538,034	2,544,327
Accrued liabilities	1,812,230	2,033,419
Total liabilities	4,350,264	4,577,746

Equity:
Capital stock
Class A shares	2,411,333,702	2,419,770,678
Common shares	19,458	19,458
Retained earnings inclusive of unrealized appreciation of holdings	1,090,040,617	722,205,822
Total equity	3,501,393,777	3,141,995,958
Total liabilities and equity	3,505,744,041	3,146,573,704

Total equity per share:
Class A shares	13.79	12.35
Common shares	10.79	9.35
Exchange rate: U.S. $1.00 = Cdn.	1.3403	1.3083

Total equity per share expressed in Canadian dollars:
Class A shares	18.49	16.15
Common shares	14.47	12.23

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company. Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Total equity (referred to as “net assets”) increased by $359.4 million, or 11.4%, during the year ended October 31, 2016. This increase in net assets was primarily attributable to increases in the prices of gold and silver during the year and their resulting impact upon the change in unrealized appreciation of holdings. Expenses incurred during the year, the repurchase and cancellation of Class A shares during the fourth quarter of 2016, and the payment of the annual U.S. $0.01 Class A share dividend at year end each impacted, though nominally, the overall increase in net assets.

During fiscal 2016, the net asset value per Class A share, as reported in U.S. dollars, increased 11.7% to $13.79 from $12.35. Gold prices increased 11.3% to $1,272.00 per fine ounce from $1,142.35 per fine ounce, and silver prices increased 13.6% to $17.76 per ounce from $15.63 per ounce during the fiscal year. The net asset value per Class A share, as reported in Cdn. dollars, while subject to the same factors described above, increased 14.5% to $18.49 from $16.15 primarily due to a 2.4% increase in the value of the U.S. dollar relative to the Canadian dollar.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(expressed in U.S. dollars)

	Years ended October 31,
	2016	2015
	$	$
Income:
Interest	119,828	36,125
Total income	119,828	36,125
Expenses:
Administration fees	6,244,779	6,016,915
Safekeeping fees and bank charges	3,776,593	3,622,450
Directors’ fees and expenses	280,952	230,612
Shareholder information	175,252	189,428
Legal fees	171,118	66,832
Stock exchange fees	140,507	141,181
Audit and related regulatory fees	114,790	117,215
Registrar and transfer agent fees	59,770	64,431
Class A Shareholders’ proceedings	866,256	1,883,045
Foreign exchange loss (gain)	(8,955)	(3,225)
Total expenses	11,821,062	12,328,884
Net loss from administrative activities	(11,701,234)	(12,292,759)
Realized gain on sale of bullion	15,758,511	-
Change in unrealized appreciation of holdings	366,315,552	(81,022,716)
Net income (loss) and comprehensive income (loss) inclusive of the change in unrealized appreciation of holdings	370,372,829	(93,315,475)

Net income, inclusive of the change in unrealized appreciation of holdings, for the year ended October 31, 2016 was $370.4 million compared to a net loss, inclusive of the change in unrealized appreciation of holdings, of $93.3 million for the year ended October 31, 2015. Normally, the net income (loss) for any reporting periods is primarily the result of the change in the prices of gold and silver bullion during the respective periods. However, on April 25, 2016, the Company sold 22,000 fine ounces of gold bullion (1.30% of gold holdings) at $1,248.30 per ounce and 1,320,000 ounces of silver bullion (1.72% of silver holdings) at $16.9875 per ounce for total proceeds of $49,886,100. The gold and silver were sold in proportionate amounts so as to maintain their current weighting. Though the Company realized a gain of $15,758,511 on these sales, it does not anticipate that there will be any income tax payable.

Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels or the quantities and values of the gold and silver bullion held. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, increased by $227,864 for the year ended October 31, 2016 due to higher month-end net asset levels during the year. Safekeeping fees increased by $154,143 during the same period. The changes in administration fees were directly due to changes in the levels of average net assets under administration, while the changes in safekeeping fees were directly due to the changes in the prices of gold and silver, during the period.

Expenses decreased by 4.1% over the prior year. Year-end net assets increased from the prior year due to increases in the prices of gold and silver. Administration fees increased during the year due to higher average month-end net asset levels during the year.

Expenses as a percentage of the average month-end net assets (the “expense ratio”) for the year ended October 31, 2016 were 0.35% compared to 0.38% for the year ended October 3, 2015. During both periods, this ratio was affected by costs incurred to address issues related to Class A Shareholders’ Proceedings. If not for these costs, the expense ratio would have been 0.33% for the year ended October 31, 2016 compared to 0.32% for the year ended October 31, 2015.

During fiscal 2016, the Company utilized its Normal Course Issuer Bid to repurchase and cancel 629,322 Class A shares at a total cost of $8,436,976. Subsequent to October 31, 2016, an additional 1,687,388 Class A shares have been repurchased for cancellation at a cost of $20,724,160. All shares were repurchased at a discount to the net asset value per share at the time of such purchases.

Central Fund of Canada Limited is a specialized investment holding company which passively invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At October 31, 2016, the Class A shares of Central Fund were backed over 99% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or the Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com Website: www.centralfund.com Telephone: 905-648-7878

Certain statements contained in this press release constitute forward-looking statements. All forward-looking statements are based on the Company’s beliefs and assumptions based on information available at the time the assumption was made. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct. Such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release.

In particular, but without limiting the foregoing, this press release contains forward-looking statements pertaining to the expectation that income tax will not be payable on the sale by the Company of gold and silver in 2016. Refer to Notes 3 and 10 of our annual financial statements for the year ended October 31, 2016 which discloses the risks associated with these forward-looking statements.